The Notification of Late Filing on Form 12b-25 filed by the Company on May 15, 2000 was inadvertently filed via EDGAR due to a communication error. Pursuant to Rule 103 of Regulation S-T, the Company hereby files this amended Notification of Late Filing on Form 12b-25.

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-28566

(Check One):
[ ]Form 10-K     [ ]Form 20-F     [ ]Form 11-K    [X]Form 10-Q    [ ]Form N-SAR

     For Period Ended: MARCH 31, 2000

     [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended:

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

     Full Name of Registrant: HENLEY HEALTHCARE, INC.

     Former Name if Applicable:

                            120 INDUSTRIAL BOULEVARD
            Address of Principal Executive Office (Street and Number)

                          SUGAR LAND, TEXAS 77478-3128
                           City, State and Zip Code

                                     PART II

                            RULES 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) X

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

    The completion of financial statements and other disclosures have been delayed pending resolution of certain matters related to recent changes in internal management personnel. As a result, the Company has not been able to complete the preparation of some of its first quarter reports following the completion of the year-end audit. The Company needs additional time to ensure the completeness and accuracy of all required disclosures.

                                     PART IV

                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

           MICHAEL M. BARBOUR          281                  276-7000
                (Name)             (Area Code)         (Telephone Number)


    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [ ] No
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes     [ ] No
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    EXPLANATION. For the quarter ended March 31, 1999, the Company recognized approximately $13,338,000 in net sales from continuing operations and approximately $253,000 in net income. It is estimated that the Company will recognize approximately $13,700,000 in net sales from continuing operations for the quarter ended March 31, 2000, but will incur approximately $600,000 to $1,000,000 in net losses for the period.

    The estimated net loss for the quarter ended March 31, 2000 compared to the corresponding period in 1999 period is due to various factors, some of which resulted in decreased sales revenue. Lower margins for manufactured items, along with severance packages paid to several employees terminated in the first quarter and an increase in bank fees also contributed to the net loss for the period. The Company also continues to have an increasing working capital deficit and continues to be restricted in the use of its collections of operating revenues. This factor continues to materially and adversely affect the Company's ability to purchase supplies and raw materials and to manufacture and deliver its products and also contributed to the net loss for the period.

                             HENLEY HEALTHCARE, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10,2000                                /s/ MICHAEL M. BARBOUR
                                                     Michael M. Barbour,
                                                     PRESIDENT AND
                                                     CHIEF EXECUTIVE OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).